

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 4, 2006

Mr. John C.S. Lau
President and Chief Executive Officer
Husky Energy Inc.
707-8th Avenue S.W.
P.O. Box 6525, Station D
Calgary, Alberta, Canada T2P 3G7

> **Re:** **Husky Energy Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 21, 2006**
> **File No. 001-04307**

Dear Mr. Lau:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, ii

1.   We note that you provided the information required by General Instruction B(6) of Form 40-F within the Form 40-F as well as in Document C of your Annual Report. However, the disclosures of your controls and procedures within Document C do not correspond to the disclosures within the Form 40-F, and do not comply with General Instruction B(6).

For example, under Note 13 on page 39 of Document C you state that your chief executive officer evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days of the filing date of your MD&A. General Instruction B(6)(b) of Form 40-F requires that your evaluation be completed as of the end of the period covered by the report. In addition, you disclose that there have been no significant changes to your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date and the filing of the MD&A. General Instruction B(6)(c) of Form 40-F requires that you disclose *any* change in internal control over financial reporting that is identified in connection with the evaluation that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please revise your disclosures of your controls and procedures within Document C to comply with General Instruction B(6) of Form 40-F and to correspond to your disclosures of your controls and procedures within the Form 40-F.

Engineering Comments

Upstream Operations — Disclosures for Oil and Gas Activities, page 9

Landholdings, page 17

2.   The guidance in paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions. Please amend your document to include this information.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 28

3.   Please amend your document to disclose the future production costs separately from the future development costs as required by Financial Accounting Standard 69, paragraph 30(b).

Independent Engineer's Audit Opinion, Page 30

4.   We note your statement, "An audit also includes conducting reserves evaluation on sufficient number of Company properties as considered necessary to express an opinion." Please tell us the number of properties evaluated and the aggregate proved reserves attributed to them.

Description of Major Properties and Facilities, page 34

Rainbow Lake Area, page 35

5.   We note your statement, "The use of tertiary recovery programs, such as the miscible flood used at Rainbow Lake, has increased the estimated amount of recoverable crude oil-in-place from 50 to 70 percent of the original crude oil-in-place in certain pools." Please submit the technical evidence that you have compiled in support of this statement. Tell us your net incremental volumes associated with these tertiary activities and the pools to which your statement applies.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief